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                          United States
               Securities and Exchange Commission
                      Washington, DC. 20549

                          Schedule 13D
            Under the Securities Exchange Act of 1934
                      (Amendment No. 4)









                    Mark Controls Corporation
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           57038N-10-5
                         (CUSIP Number)

              Crane Co., 100 First Stamford Place,
                      Stamford, CT 06902,
       Attention:  Paul R. Hundt, Secretary (203 363-7220)
 (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                         March 14, 1994
     (Date of Event which Requires Filing of this Statement)










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The Schedule 13D filed by Crane Co. on January 3, 1994 with respect to Mark Controls Corporation is hereby amended as follows:

Item 4.  Purpose of Transaction

Crane has delivered a letter to the Issuer offering to acquire all of out outstanding Common Stock of the Issuer for $15.50 in cash, net to the seller in a merger transaction. A copy of the letter is attached hereto as Exhibit 4.

Item 7.     Material to be Filed as Exhibits

            4.  Letter dated March 14, 1994
            5.  Copy of Press Release dated March 14, 1994

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   March 14, 1994




                             /s/ Paul R. Hundt
                             Vice President
















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Exhibit 1

                                   March 14, 1994


via fax/mail 708-470-9774

Mr. William E. Bendix
President and Chief Executive Officer
Mark Controls Corporation
5202 Old Orchard Road
Skokie, IL  60077

Dear Bill:

     Your letter of March 9, 1994, invites Crane Co. to submit a proposal to acquire Mark Controls pursuant to the procedures specified in that letter. Since entering into our February 10, 1994 Confidentiality Agreement, Crane Co. has been conducting a due diligence review. However, we are neither required nor willing to proceed in accordance with the procedures specified in your March 9 letter.

     Surprisingly, the proposed form of acquisition accompanying your March 9 letter brought to our attention new developments, not previously disclosed to us, which affect our evaluation. Specifically, the draft agreement reveals that on March 8, 1994 your Board approved changes to existing severance agreements with senior management as well as approving new severance and "stay incentive" agreements with other members of management and six staff employees. At that meeting, the Board also approved changes in the Company's pension trust and its stock option plans which affect the value of Mark Controls. Documentation relating to these developments has only recently been made available to us and is currently under scrutiny. We are troubled by the timing of these changes and their disclosure to us, their potential negative financial impact and the constraints they place on our flexibility. The form of acquisition agreement also contains requirements with respect to maintenance of directors' and officers' liability insurance substantially similar to that currently in force until December
31, 1999, without regard to increases in premium. Again, we have only recently obtained information concerning the policy currently in force and are in the process of determining the financial impact of this requirement. Further, we are also reviewing your recent disclosures regarding previously owned facilities and the terms of certain acquisitions and divestitures to determine the scope of potential liabilities which they reflect. We may wish to inquire further regarding these developments and reserve our right to question the action taken by the Board on March 8.

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     Despite these uncertainties, Crane Co. is currently
prepared to acquire Mark Controls Corporation in a merger transaction at $15.50 per share in cash.

     I look forward to hearing from you.


                            Sincerely yours,



                            R.S. Evans






























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Exhibit 2




                                           FOR IMMEDIATE RELEASE



        CRANE CO. INCREASES ITS OFFER FOR MARK CONTROLS
                       TO $15.50 PER SHARE


     STAMFORD, CONNECTICUT -- March 14, 1994 -- Crane Co. (CR/NYSE) announced today that it has increased its offer to acquire Mark Controls Corporation (MRCC/NASDAQ) from $13 per share in cash to $15.50 per share in cash and has proposed to enter into a merger transaction at that price.

     Crane Co. stated that its proposal represents a premium of more than 74% over the trading value of Mark Controls' stock prior to the time Crane Co. filed its initial Schedule 13-D on January 3, 1994 announcing its ownership of approximately 13.2% of the outstanding shares of Mark Controls.

          Crane Co. is a diversified manufacturer of engineered industrial products, serving niche markets in aerospace, fluid handling, automatic merchandising and the construction industry. Crane's wholesale distribution business serves the building products markets and industrial customers.


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